Gary R. Henrie
Attorney at Law

3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                               Telephone:  702-616-3093
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                      E-mail:  grhlaw@hotmail.com

December 10, 2009

By Filing on EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549-0404

Re:         Transfer Technology International Corp.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 8, 2009
Form 10-Q for the period ended June 30, 2009
Filed August 18, 2009
Form 8-K
Filed November 23, 2009
File No. 0-27131

To Whom It May Concern:

I am securities counsel to the above referenced company (the “Company”).  The Staff issued comments to the Company by letter dated August 28, 2009.  The Company responded to those comments on October 20, 2009.  The Staff responded to the Company’s response around November 2, 2009 (the “Second Comment Letter”) with a request the Company respond again with 10 business days which would have ended on approximately November 16, 2009.  On November 16, 2009 we filed a request for an additional ten business days within which to file a response which would have given the Company until November 27, 2009 to respond on the Second Comment Letter.

In the mean time on November 23, 2009, the Company filed its 10-Q for the quarter ended September 30, 2009, which filing contained restated financial statements in conformity with the Company’s responses it was making to the Staff with regard to the comment letters.  Also on November 23, 2009, the Company filed a current report pursuant to Section 4.02 of Form 8-K disclosing the fact that the Company would be restating its financial statements in various past filings.  On November 24, 2009, the Staff issued the Company comments on the Form 8-K filing.  At the present time the Company is over the requested time frames to respond to the Second Comment Letter and the Form 8-K comment letter.  The primary focus of both outstanding comment letters is the accounting for a transaction that occurred in April, 2008.  We responded to initial comments about the transaction on October 20, 2009.  The Staff has had follow up comments in both letters we are now working on.

Due to the time it took to prepare and file the Company’s 10-Q for the quarter ended September 30, 2009, which preparation and filing came in the middle of the time the Company and the Company’s outside accountants would have been working on the Second Comment Letter, the Company requests an additional 10 business days from the date of this letter to respond to the Second Comment Letter and to the comment letter regarding the Form 8-K.

Thank you for your consideration of this request.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Transfer Technology International Corp.
Securities Counsel